SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For THIRD QUARTER REPORT TO SHAREHOLDERS DECEMBER 31, 2003

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Second Quarter Report To Shareholders December 31, 2003

BiO

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2003

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Limited

Report to Shareholders

During the nine-month period ended December 31, 2003, the Company^s loss narrowed from $1.73 million to $1.47 million compared with the year-earlier period, with loss per share remaining at $.01.

During the quarter, on October 31, 2003, the Company received formal regulatory approval in Mexico for its Sucanon drug as a treatment of diabetes symptoms. The receipt of this approval has permitted the Company to move forward with the production and marketing of Sucanon as the Company^s sole focus.

Subsequent to the end of the period, the Company leased a facility and arranged for purchase of equipment for production of Sucanon pre-mix. In this facility, the Company will produce pre-mix powder incorporating Sucanon^s synthesized active ingredients. The pre-mix will be shipped to Mexico for tableting and packaging.

With regulatory approval received and distribution agreements in place in Mexico and Peru, the Company is planning to begin production of Sucanon before March 31, 2004 and marketing of Sucanon in the quarter beginning April 1, 2004.

Once Sucanon is launched in Mexico, the Company will move ahead expeditiously with regulatory applications in other Latin American countries and will begin examining approaches for bringing Sucanon to the diabetic market in the United States.

Robert Rieveley

President

February 26, 2004

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2003.

Operating Results

Note 20 of the Company^s audited financial statements dated March 31, 2003 summarizes the discontinued operations of the Company^s primary operating subsidiary, Biotech Laboratories Inc. ("Laboratories"). Under the terms of an agreement between the Company and the lessee of the Company^s plant equipment, profits from the sale of products previously manufactured by Laboratories on or before August 1, 2003 accrue to the Company. As a result, the discontinued operations had a $27,631 net profit (2002: $525,190 loss) in the first 9 months.

With the discontinued operations, Sales revenues only reflect those of the Chinese operations. Sales in 2003 were immaterial and written off while sales in the prior year amounted to $9,731.

Operating expenses for the nine months totaled $1,121,404 representing a $92,186 (7.6%) reduction from the $1,213,590 expenses incurred in the 9 months ended December 31, 2002. Amortization expenses were reduced by $105,725 and interest expenses decreased $25,774.

Discussion of Operations and Financial Condition (Continued)

Financial Highlights

During the year ended March 31, 2003, notes payable to related parties were extended to be payable on April 1, 2004. Because the notes are currently repayable within 12 months, they have been reclassified from long-term on March 31, 2003 to current in September 2003. Management anticipates that these notes will be further extended in the current fiscal year. During the current fiscal year, the amounts due to related parties were reduced by $2,530,691 through the issuance of Preferred Shares and the exercising of Common Share warrants.

Operating activities used $452,512 (2002: $608,797) in cash while Financing activities provided $382,778 (2002: $561,337) in cash flow and Investing activities provided $54,977 (2002: used $3,016) in cash. As a result cash decreased $14,757 (2002: $50,476) in the nine month period. As at December 31, 2003, the working capital deficiency was $2,689,805.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

Note 21 of the Company^s audited financial statements dated March 31, 2003 summarizes two events that occurred subsequent to March 31, 2003. The first event was on May 21, 2003, the Company^s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. The acceptance of the proposals enabled the Company to reduce its trade payables by $78,560 and the resulting gain realized from this debt reduction as a gain from debt restructuring on the Consolidated Statements of Operations.

The second event was on August 1, 2003 the lessee of the plant equipment exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. This Subsidiary assigned all funds due to it under the sale of plant equipment, to a secured party having a registered charge against the equipment. As of December 31, 2003, the lessee who had exercised an option to purchase the laboratory and production equipment as of August 1, 2003, had abandoned its intended operations involving the utilization of the laboratory and production equipment, having made payments totaling only $43,263 As a result of this abandonment of the operations, the Subsidiary re-received title to the laboratory and production equipment and, subsequent to December 31, 2003 arranged for the removal of the said equipment to a site where it was stored in preparation for sale. The removal of the equipment resulted in the write-off of leasehold improvements of $450,421. This amount was expensed in the quarter ended December 31, 2003.

During the 9 months ended December 31, 2003, the Company issued a total of 8,155,812 common shares $1,341,039. Also, 13,806,907 Series 1 Convertible Preferred Share warrants at $0.10 per share were exercised for a total consideration of $1,380,691. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. These two events had the effect of reducing the Company^s working capital deficiency and shareholders^ deficiency. After taking into account the $1,412,094 loss in the nine months and the above share issuances, the Shareholders^ deficiency has been reduced from $1,875,162 as at March 31, 2003 to $565,526 as at December 31, 2003.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Dec. 31	Mar 31,
	2003	2003
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 2,854	$ 17,611
Accounts receivable	0	24,269
Due from related parties	88,893	194,740
Inventory	0	82,153
	91,747	318,773

Capital Assets
Continuing operations	1,867,151	2,226,576
Held for resale	479,906	1,073,836
Formulations and deferred costs	1,565	9,855
	$ 2,440,369	$ 3,629,040

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,665,999	$ 1,719,507
Promissory notes	0	91,837
Due to related parties	531,790	544,751
Notes due to related parties	583,763	0
Loan payable	0	148,000
	2,781,552	2,504,095
Note payable	224,343	224,343
Notes due to related parties	0	2,775,764
	3,005,895	5,504,202

SHAREHOLDERS' (DEFICIENCY)

Share Capital
Common shares	23,210,837	21,869,798
Convertible Preferred Shares	1,380,691	0
Contributed Surplus Stock Options	53,540	0
Deficit	(25,210,594)	(23,744,960)
	(565,526)	(1,875,162)
	$ 2,440,369	$ 3,629,040

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2003.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 0	$ 9,731	$ 0	$ 961

Cost of Sales	0	4,450	0	177

Gross Profit	0	5,281	0	784

General, administrative
and selling	383,102	400,419	134,281	101,038
Amortization	456,247	561,972	154,269	186,831
Professional fees	49,225	46,135	15,870	45,321
Interest	179,290	205,064	27,154	67,898
Stock Option Benefits	53,540	0	53,540	0
	1,121,404	1,213,590	385,114	401,088

Loss before undernoted items:	(1,121,404)	(1,208,309)	(385,114)	(400,304)

Profit (Loss) from
discontinued operations	27,631	(525,190)	(14,469)	(229,294)
Gain from debt restructuring	78,560	0	0	0
Writeoff of Leasehold Improvements	(450,421)	0	(450,421)	0
Loss for the Period	(1,465,634)	(1,733,499)	(850,004)	(629,598)

Deficit, beginning of period	(23,744,960)	(20,759,336)	(24,360,590)	(21,257,664)

Deficit, end of period	(25,210,594)	(22,492,835)	(25,210,594)	(21,887,262)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.01)

From discontinued operations	0.00	(0.01)	0.00	0.00

On December 31, 2003 there were 82,083,942 (2002: 73,928,130) common shares issued and outstanding.

Also, there were 13,806,907 (2002: nil) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (1,465,634)	$ (1,733,449)	$ (850,004)	$ (605,573)

Add (Deduct):
Amortization	456,247	789,492	152,556	263,815
Write-off of Leaseholds	450,421	0	450,421	0
Stock Option Benefits	53,540	0	53,540	0
	(505,426)	(944,007)	(193,487)	(341,758)
Add (Deduct) changes in:
Accounts Receivable	24,269	124,851	0	(113,782)
Inventory	82,153	204,441	0	101,567
Prepaid expenses	0	4,779	0	2,841
Accounts Payable	(53,508)	1,139	(4,617)	(19,010)
	(452,512)	(608,797)	(198,104)	(370,142)
Financing Activities:
Settlement of Payable to Related
parties through the issuance of
Preferred Shares	1,380,691	0	0	0
Settlement of Due to Related
Parties through the exercising of Common Share Warrants	1,150,000	0	1,150,000
Due to Related Parties	(2,099,115)	186,165	(1,043,567)	91,456
	431,576	186,165	106,433	91,456
Issuance of Common Shares
for settlement of debt	106,387	0	91,387	0
Common Share warrants exercised	78,652	0	0	0
Common Share options exercised	6,000	0	6,000
Issuance of Common Shares	0	300,000	0	200,000
Payment of Loan Payable	(148,000)	0	0	0
Increase (Decrease) in Promissory Notes	(91,837)	75,172	(96,256)	55.753
	382,778	561,337	107,564	347,209
Investing Activities:
Acquisition of Capital Assets	0	(3,016)	0	0
Sale of Capital Assets	54,977	0	16,135	0
	54,977	(3,016)	16,135	(1,726)

Increase (Decrease) in Cash	(14,757)	(50,476)	(74,405)	(22,933)

Cash, beginning of period	17,611	50,696	77,259	23,153

Cash, end of period	$ 2,854	$ 220	$ 2,854	$ 220

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

December 31, 2003

  Nature of business and ability to continue operations

The Company^s business focus is on developing the distribution of the Company^s Type II Diabetes drug known as both Sucanon and DIAB II. The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $25,210,594 and a Shareholders^ Deficiency of $565,526 at December 31, 2003. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2003 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

The Company follows the accounting recommendations published by the Accounting Standards Board (AcSB) relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Under GAAP, certain stock-based compensation arrangements may be accounted for using the fair value based method or treated as capital transactions with no compensation charge to income. The Company has elected to account for its stock-based compensation as capital transactions.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2003

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2002		69,928,130	21,569,798	0	0
Issued in previous fiscal year:
Private placement	$0.05	2,000,000	100,000	0	0
Issued for settlement of debt	$0.10	2,000,000	200,000	0	0
Balance March 31, 2003		73,928,130	21,869,798	0	0
Issued in period:
Preferred Share Warrants exercised
for settlement of Notes due to
Related Parties	$0.10			13,806,907	1,380,691
Common Share warrants exercised	$0.14	561,798	78,652
Issued for settlement of debt	$0.10	150,000	15,000
Warrants exercised for settlement of
Notes due to Related Parties	$0.17	3,000,000	510,000
Common Share options exercised	$0.12	50,000	6,000
Warrants exercised for settlement of
Notes due to Related Parties	$0.16	4,000,000	640,000
Issued for settlement of debts	$0.26	394,014	91,387
		82,083,942	23,210,837	13,806,907	1,380,691

  Stock options and warrants outstanding as at December 31, 2003:

  Outstanding Options

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.88 Oct 17, 2004 750,000 640,000 110,000

  $0.32 Jan 2, 2004 600,000 300,000 300,000

  $0.12 May 21, 2004 1,155,000 1,055,000 100,000

  $0.14 Dec 15, 2005 800,000 550,000 250,000

  $0.23 May 3, 2005 300,000 0 300,000

  Outstanding as at December 31, 2003 3,605,000 2,545,000 1,060,000

  Outstanding Warrants to Purchase Common Shares

  Exercise Price Number Expiry Date

  $0.10 2,000,000 May 15, 2004

  2,000,000

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on December 31, 2003.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  December 31, 2003

  Stock based compensation

  On August 15, 2003 the Company granted 550,000 stock options to employees, Directors and Officers and 250,000 stock options to non-employees. These options vest on December 15, 2003 and expire on December 15, 2005. The option price is $0.14 per share while the price at the grant date was $0.13 per share.

  On November 3, 2003 the Company 300,000 stock options to non-employees. These options vest on March 3, 2004 and expire on May 3, 2005. The option price is $0.23 per share while the price at the grant date was $0.30 per share.

  Compensation expense for stock options granted to employees, directors and officers is only recognized with exercise prices below the market price of the underlying common shares on the date of grant. During the period ended December 31, 2003, an expense totaling $53,540 (2002 - $Nil) was recorded in respect to options granted. The exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Stock options that have been modified to reduce the exercise price are accounted for as variable.

  Had compensation cost been determined based on the fair value method, then values assigned to these options are amortized on a straight-line basis over the period from the grant date to the date the options vest. For the nine months ended December 31, 2003 compensation expense (recovery) recorded was $53,598, consisting of the values associated with the granting of options with an imputed weighted average fair value at the date of grant amortized on a straight-line basis over the vesting period of the option and net of any recovery of compensation expense previously recognized on unvested options of prior years. The options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.30%
Dividend yield	0.00%
Volatility factor of the expected market price
of the Company's common shares	100.00%
Expected life of the options (months)	24

  Capital Assets held for resale

On August 1, 2003 the lessee of the plant equipment exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. This Subsidiary assigned all funds due to it under the sale of plant equipment, to a secured party having a registered charge against the equipment. As of December 31, 2003, the secured party received 3 payments of $14,421 each. Notes due to related parties and the cost of the capital assets held for resale have been reduced by the $43,263 received. As of December 31, 2003, the lessee had abandoned its intended operations involving the utilization of the laboratory and production. As a result of this abandonment of the operations, the Subsidiary re-received title to the laboratory and production equipment and, subsequent to December 31, 2003 arranged for the removal of the said equipment to a site where it was stored in preparation for sale. With the removal of the equipment, $450,421 in leasehold improvements were written off and laboratory equipment with a cost of $232,056 and a net book value of $90,246 were reclassified as capital assets for continuing operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

BY: /s/ Robert Rieveley

Name: Robert Rieveley

Title: President and C.E.O.

Date: February 27, 2003